UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CITIZENS HOLDING COMPANY

(Name of Issuer)

Common Stock, $.20 Par Value

(Title of Class of Securities)

174715102 (CUSIP Number)

September 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174715102

(1)	Names of Reporting Persons. I.R.S. Identification No. 64-0344609 The Molpus Company I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	: (5) Sole Voting Power : : 0 shares :
: (6) Shared Voting Power : : 388,749 shares :
: (7) Sole Dispositive Power : : 0 shares :
: (8) Shared Dispositive Power : : 388,749 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,749 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.7%
(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 174715102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard H. Molpus, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	: (5) Sole Voting Power : : 14,954 shares :
: (6) Shared Voting Power : : 388,749 shares :
: (7) Sole Dispositive Power : : 14,954 shares :
: (8) Shared Dispositive Power : : 388,749 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 403,703 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.0%
(12)	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This filing constitutes Amendment No. 2 to the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) by The Molpus Company on February 7, 2000, as amended by Amendment No. 1 filed with the SEC by The Molpus Company on February 14, 2002. On September 14, 2006, Richard H. Molpus, Jr. became the owner of 100% of the common stock of The Molpus Company. As a result of such acquisition, Richard H. Molpus, Jr. is deemed the beneficial owner of the common stock of Citizens Holding Company owned by The Molpus Company. This Amendment No. 2 is being filed to satisfy Richard H. Molpus, Jr.’s obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), to report his beneficial ownership of the common stock of Citizens Holding Company.

Item 1.

(a) Name of Issuer

Citizens Holding Company

(b) Address of Issuer’s Principal Executive Offices

521 Main Street

Philadelphia, Mississippi 39350

Item 2.

(a) Name of Person Filing

This Schedule 13G is being jointly filed by The Molpus Company and Richard H. Molpus, Jr. pursuant to Rule 13d-1(k)(1) under the Act. Of the shares of common stock, par value $.20 per share, of Citizens Holding Company covered by this Schedule 13G, (i) 388,749 shares are held by The Molpus Company, (ii) 11,354 shares of Citizens Holding Company common stock are owned by Richard H. Molpus, Jr. personally, and (iii) 3,600 shares are owned by a limited liability company in which Richard H. Molpus, Jr. holds a 99% membership interest. Richard H. Molpus, Jr. has joined in this Schedule 13G filing because he exercises voting and investment power over the common stock of Citizens Holding Company held by The Molpus Company.

The Molpus Company and Richard H. Molpus, Jr. have entered into a Joint Filing Agreement, dated as of November 7, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Molpus Company and Richard H. Molpus, Jr. expressly disclaim that they have agreed to act as a group.

(b) Address of Principal Business Office or, if none, Residence

Post Office Box 59

Philadelphia, Mississippi 39350

(c) Citizenship

The Molpus Company is a Mississippi corporation.

Richard H. Molpus, Jr. is a citizen of the United States of America.

(d) Title of Class of Securities

Common Stock, par value $.20 per share

(e) CUSIP Number

174715102

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

The Molpus Company – 388,749 shares

Richard H. Molpus, Jr. – 403,703 shares

(b) Percent of class:

The Molpus Company – 7.7%

Richard H. Molpus, Jr. – 8.0%

(percentages based on 5,020,228 shares of Citizens Holding Company common stock outstanding as of November 7, 2006)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

The Molpus Company – 0 shares

Richard H. Molpus, Jr. – 14,954 shares

(ii) Shared power to vote or to direct the vote:

The Molpus Company – 388,749 shares

Richard H. Molpus, Jr. – 388,749 shares

(iii) Sole power to dispose or to direct the disposition of:

The Molpus Company – 0 shares

Richard H. Molpus, Jr. – 14,954 shares

(iv) Shared power to dispose or to direct the disposition of:

The Molpus Company – 388,749 shares

Richard H. Molpus, Jr. – 388,749 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I, Richard H. Molpus, Jr., certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable as to The Molpus Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2006	THE MOLPUS COMPANY

	By:	/s/ Terrell Winstead
	Name:	Terrell Winstead
	Title:	Chief Financial Officer

Date: November 7, 2006	/s/ Richard H. Molpus, Jr.
Richard H. Molpus, Jr.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit A is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 7, 2006	THE MOLPUS COMPANY

	By:	/s/ Terrell Winstead
	Name:	Terrell Winstead
	Title:	Chief Financial Officer

Date: November 7, 2006	/s/ Richard H. Molpus, Jr.
Richard H. Molpus, Jr.